Exhibit 99.1

HOLLINGER INC.

ANNOUNCES ENGAGEMENT OF ADVISOR TO PURSUE A REFINANCING

     Toronto. Canada, September 2, 2003: Hollinger Inc. (“Hollinger”) (TSX: HLG.C; HLG.PR.B; HLG.PR.C) announces that it has engaged an investment advisory firm to act as its financial advisor in connection with raising equity capital and/or bridge financing for, among other things, refinancing purposes and working capital. Preliminary expressions of interest in an investment in the Corporation have been received from a number of investors but at this stage there is no certainty that a transaction will be consummated or the form any such transaction may take, the party or parties which may be involved or the timing thereof. The Board of Directors of the Corporation has yet to consider any investment proposal and due diligence and negotiation of documentation will be required if and when any investment proposal is accepted by the Corporation.

     Hollinger’s principal asset is its approximately 72.8% voting and 30.3% equity interest in Hollinger International Inc. (NYSE:HLR). Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

For further information please contact:

Peter Y. Atkinson
Executive Vice-President
Hollinger Inc.
416-363-8721

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